THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February __, 2010

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 33

File Nos. 333-132541; 811-21872

Dear Mr. Barrientos:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 33 to the Registrant's Registration Statement filed in order to register shares of the America First Absolute Return Fund (the “Absolute Return Fund”).  Your comments are set forth below and each is followed by the Registrant's response.  Note that the Registrant intends to file prior to January 1, 2011 an amendment to its Registration Statement for the Fund to comply with the new form N-1A statutory and summary prospectus requirements.

Prospectus

Comment 1:	In the “Risk/Return Summary, Principal Strategies” section for the Absolute Return Fund, please explain the Fund's short sale strategy (i.e., what the strategy is and how it is implemented).
Response:

The following disclosure has been added:

Although not anticipated to be the case frequently, the Fund will sell equities short when the Advisor's proprietary quantitative analysis indicates that current securities prices (either for an index ETF or an individual security) are overpriced and the Fund has an opportunity to achieve positive returns from shorting securities rather than holding them long term.  Shorting individual securities will  be utilized only when inverse ETFs are not available to gain the desired market sector exposure.

Comment 2:

In the “Risk/Return Summary, Principal Strategies” section for the Absolute Return Fund, there is a reference to selling short equity.  Please confirm that short interest will be included in the Absolute Return Fund's fee table.

Response:	The estimated expenses associated with selling securities short is included in the Fund's fee table.

Comment 3:

In the “Risk/Return Summary, Principal Strategies” section for the Absolute Return Fund, please disclose any limits on the market capitalization range of the equity securities and/or industrial companies in which the Fund invests.

Response:

The following disclosure has been added:

The Fund will invest in securities regardless of market capitalization and regardless of industry sector.

Additionally, the Registrant has added the following small- and mid-cap risk disclosures to the Fund's prospectus:

Small and Medium Capitalization Stock Risk.  The value of a small or medium capitalization company stocks or Underlying Funds that invests in stocks of small and medium capitalization companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

Comment 4:	In the “Risk/Return Summary, Principal Strategies” section for the Absolute Return Fund, please disclose the credit and maturity limits for fixed income securities.
Response:

The following disclosure has been added:

With regard to fixed income securities, the Advisor will typically invest in U.S. Treasury securities.  However, the Fund may invest in other fixed income securities regardless of maturity or credit rating.

Additionally, the following liquidity, credit and high-yield security risks have been added to the prospectus:

Liquidity Risk.  Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring a Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Credit Risk.  There is a risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes.  The Fund may invest, directly or indirectly, in "junk bonds." Such securities are speculative investments that carry greater risks than higher quality debt securities.

High-Yield Risk.  High-yield, high-risk securities, commonly called "junk bonds," are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.  Like other fixed-income securities, the value of high-yield securities will also fluctuate as interest rates change.

Comment 5:

Please indicate to the Staff whether the Absolute Return Fund intends to invest in any leveraged ETFs.  If so, include disclosure regarding such investments in the Absolute Return Fund's “Risk/Return Summary/ Principal Strategies” section and disclosure regarding the risks of such investments in the “Risk/Return Summary/Principal Risks of Investing in the Fund” section.  If applicable, include a discussion of the risk of holding leveraged ETFs for more than one day.

Response:

The Fund will not own leveraged ETFs; however, the Fund may invest in inverse ETFs.

Accordingly, the following disclosure regarding the Fund's investment in inverse ETFs has been added to the “Risk/Return Summary/ Principal Strategies” section of the prospectus:

The Fund may also invest in ETFs with inverse market exposure.  Inverse ETFs are designed to hedge portfolio investments by producing results opposite to market trends.  Inverse ETFs seek daily investment results, before fees and expenses, which correspond to the inverse (opposite) of the daily performance of a specific benchmark, such as the S&P 500 Index.

The following disclosure regarding the Fund's investment in inverse ETFs has been added to the “Risk/Return Summary/ Principal Risks of Investing in the Fund” section of the prospectus:

Inverse ETF Risk. Inverse ETFs contain all of the risks that regular ETFs present. Additionally, to the extent the Fund invests in ETFs that seek to provide investment results that match a negative return of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF's benchmark rises - a result that is the opposite from traditional mutual funds.

Comment 6:

With regard to the statement that the “Adviser selects the top five assets class/section indices for inclusion in the Fund's portfolio based on factors such as long term and short term relative strength, current price as compared to three month simple moving average, short-term price momentum, and current price as compared to its six-month low,” please explain how this strategy achieves the Absolute Return Fund's objective.

Response:

The following disclosure has been added:

In order to achieve the Fund's objective of capital appreciation, the Advisor has identified these factors as offering the best indicator of potential future appreciation.

Comment 7:

In the “Risk/Return Summary, Principal Strategies” section for the Absolute Return Fund, there is a list of “Domestic Equity (Long & Short).”  Please include disclosure regarding when the Fund would pursue long or short strategies.

Response:	Please see the response to comment 1.
Comment 8:

Note that the Absolute Return Fund's “Principal Investment Strategies” section is long even for the old form and that next year, some of this disclosure will have to be moved when the Fund converts to the summary-style prospectus.  Please consider abbreviating the disclosure regarding the Absolute Return Fund's principal investment strategy.

Response:

Because the Advisor utilized a quantitative investment strategy, the disclosure regarding the factors that are relevant to investment decisions are detailed.  The Advisor would prefer to provide adequate disclosure to shareholders about the Advisor's investment process.  Accordingly, no changes have been made in response to this comment.

Comment 9:	In the “Risk/Return Summary, Principal Risks of Investing in the Fund” section for the Absolute Return Fund, please add disclosure regarding the risks of engaging in short sales.
Response:

Because short sales will generally be limited to shorting ETFs, the following disclosure has been added:

Inverse ETF Risk. Inverse ETFs contain all of the risks that regular ETFs present. Additionally, to the extent the Fund invests in ETFs that seek to provide investment results that match a negative return of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF's benchmark rises - a result that is the opposite from traditional mutual funds.

Because it is not a principle risk, the disclosure regarding shorting generally is included in the Statement of Additional Information.

Comment 10:

In the “Risk/Return Summary, Principal Risks of Investing in the Fund” section for each Fund, please summarize risks of the underlying funds in which the Fund will invest and include disclosure regarding the layering of fund expenses.

Response:

The following disclosure has been added to the “Risk/Return Summary/Principal Risks of Investing in the Fund” section for the Absolute Return Fund:

ETFs typically incur fees that are separate from those of the Fund. Accordingly, the Fund's investments in ETFs will result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the ETFs' operating expenses, in addition to paying Fund expenses.

Comment 11:

In the “Risk/Return Summary, Principal Risks of Investing in the Fund” section for the Absolute Return Fund, please add disclosure regarding “Emerging Market Risk” to the “Risk/Return Summary/Principal Risks of Investing in the Fund” section.

Response:

The following disclosure has been added to the “Risk/Return Summary/Principal Risks of Investing in the Fund” section for the Absolute Return Fund:

Emerging Markets. Investing in emerging markets involves not only the risks described above with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  For example, emerging markets may experience significant declines in value due to political and currency volatility.  Other characteristics of emerging markets that may affect investment include certain national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed structures governing private and foreign investments and private property.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

Comment 12:	In the “Fees and Expenses of the Fund” table for each Fund, please conform the captions regarding sales loads and charges to Item 3 of Form N-1A by adding the parenthetical information.
Response:

The captions regarding sales loads and charges have been revised as requested, with the exception of the caption regarding “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions,” to which the comment was not applicable as the Fund does not impose those charges.

Comment 13:

In the “Fees and Expenses of the Fund” section for each Fund, in the footnote to the fee table regarding the advisor's contractual expense limitation agreement, please disclose who can terminate the expense limitation agreement and under what circumstances.

Response:	The following disclosure has been added: The expense limitation agreement may be terminated by the Fund's Board of Trustees on 60 days' written notice to the Advisor.
Comment 14:	In the “Fees and Expenses of the Fund” section, please complete the expense examples.
Response:	The expense examples have been completed as follows: 1 Year 3 Years Class A $___ $___ Class U $____ $____
Comment 15:

In the “Risk/ Return Summary, Principal Strategies, Corner Two” section for the America First Quantitative Strategies Fund (the “Quantitative Strategies Fund”), please clarify whether the Fund intends to invest in foreign stocks (as opposed to international stocks, which would include the United States).

Response:

The disclosure has been revised as follows:

All of the equity asset classes (domestic and international, including securities issued in the United States, both long and short) will generally be represented by individual securities.

Comment 16:

In the “Past Performance” section for the Quantitative Strategies Fund, please improve the presentation of the bar chart to highlight the fact that the performance presented is negative (e.g., consider making the 0.00% line bold).

Response:	The presentation of the bar chart has been revised to highlight the fact that the performance presented is negative.
Comment 17:

In the “Fees and Expenses of the Fund” section for the Quantitative Strategies Fund, please add disclosure regarding the imposition of Contingent Deferred Sales Charges to clarify why the examples do not include those fees.

Response:

With respect to Class A shares, the following disclosure has been added:

The “1 Year” expense example above with respect to Class A shares does not reflect the imposition of a CDSC because the example assumes an investment of $10,000 and the CDSC is only imposed on purchases of Class A shares over $1,000,000.

With respect to Class C shares, the comment is no longer applicable because the Registrant has determined that the Fund will not imposes a CDSC on Class C shares.

Comment 18:

In the “Additional Information About the Funds' Investment Strategies and Risks, Principal Investment Strategies” section, note that the disclosure provided does not explain the Funds' investment strategy, but rather UITs and closed-ends funds generally.  Please provide disclosure directly relating to the Funds' investment strategy.

Response:

The disclosure has been revised as follows:

Although the Advisor expects to find suitable investment through the use of ETFs, open-end mutual funds and individual securities, at times UITs and closed-end mutual funds offer the best exposure to particular market sectors or geographic regions.

Comment 19:

In the “Additional Information About the Funds' Investment Strategies and Risks, Portfolio Turnover” section, please clarify the disclosure regarding the possible impact of high portfolio turnover on the Funds' performance.

The following disclosure has been added:

A higher portfolio turnover may result in higher transaction costs, and higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

Comment 20:	On the back cover, please delete the statement “This Privacy Policy is not part of the prospectus.”
Response:	The statement does not appear on the back cover. It appears on the previous page.
Comment 21:	On the back cover, please revise the disclosure to indicate the SEC's correct zip code of 20549-1520.
Response:	The disclosure has been revised as requested.

Statement of Additional Information

Comment 1:	In the “Trustees and Officers/ Compensation of the Board of Trustees” section, please estimate the compensation to be paid to the Trustees for the coming fiscal year.
Response:

The disclosure has been revised as follows:

The following table describes the compensation paid to the Trustees of the Trust during the most recent fiscal year ended June 30, 2009. The Trust has no retirement or pension plans.

The Absolute Return Fund was not in operation during the Trust's fiscal year ended June 30, ~~2009.The Trust has no retirement or pension plans.~~2009; however, the following table describes the estimated compensation from the Absolute Return Fund to be paid to the Trustees for the fiscal year ending June 30, 2010:

Name of Person, Position(s)

Aggregate Compensation from the Fund

Tobias Caldwell

 $136

Tiberiu Weisz

 $136

Dr. Bert Pariser

 $136

Jerry Szilagyi

$0

Comment 2:	In the “Trustees and Officers/ Compensation of the Board of Trustees” section, please disclose in a footnote to the compensation table the total number of funds in the complex.
Response:	The following disclosure has been added to the compensation table: As of January 31, 2010, there were 11 operational Funds in the fund complex.
Comment 3:	In the “Advisor” section, please indicate whether the management fees is accrued daily.
Response:	The following disclosure has been added: The management fee is accrued daily and paid monthly.
Comment 4:	In the “Advisor/ Portfolio Manager” section, please indicate whether the salary paid to the portfolio manager is a fixed or a base salary.
Response:	The "Portfolio Manager" section of the Statement of Additional Information indicates that Portfolio Manager is paid a base salary.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

Thompson Hine LLP